      As filed with the Securities and Exchange Commission on June 7, 1999
                                                      Registration No. 333-72311


                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                                ______________

                                Amendment No. 1
                                      to
                                    Form S-3
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                                ______________
                            TITAN EXPLORATION, INC.
             (Exact name of Registrant as specified in its charter)

Delaware                                                         75-2671582
(State or other jurisdiction of                               (I.R.S. Employer
incorporation or organization)                               Identification No.)

                                                               Jack D. Hightower
                                                      President, Chief Executive Officer and
500 West Texas, Suite 200                                Chairman of the Board of Directors
Midland, Texas  79701                                         Titan Exploration, Inc.

(915) 498-8600                                              500 West Texas, Suite 200
(Address, including zip code, and                              Midland, Texas  79701
telephone number, including area code,                            (915) 498-8600
of registrant's principal executive offices)    (Name, address, including zip code, and telephone number,
                                                       including area code, of agent for service)

                                ______________

                                    Copy to:

                                Joe Dannenmaier

                                Craig N. Adams
                            Thompson & Knight, P.C.
                        1700 Pacific Avenue, Suite 3300
                              Dallas, Texas  75201
                             (214) 969-1700 (phone)
                              (214) 969-1751 (fax)
                                ______________

     Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following
box. [   ]

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ X ]

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier
effective registration statement for the same offering. [   ]

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement
for the same offering. [   ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434,
please check the following box. [   ]
                                ______________



Pursuant to Rule 429 under the Securities Act of 1933, the prospectus included in this Registration Statement is a combined prospectus relating to 1,749,445 shares of Common Stock registered pursuant to Registration Statement No. 333-62113 previously filed with the Commission by the Registrant and declared effective and as to which a registration fee of $3,612.61 was paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

================================================================================

                   SUBJECT TO COMPLETION, DATED JUNE 7, 1999



PROSPECTUS

                                     [LOGO]



                               11,517,629 Shares



                            TITAN EXPLORATION, INC.

                           500 West Texas, Suite 200
                             Midland, Texas  79701
                                 (915) 498-8600


                                  Common Stock

                              ____________________

     Certain stockholders of Titan Exploration, Inc. are offering up to 11,517,629 shares of Titan common stock under this prospectus.

     Two of the selling stockholders obtained 9,768,184 of their shares of Titan common stock in private placements completed prior to Titan's initial public offering in December 1996. In addition, one such stockholder, along with an affiliate, obtained 1,749,445 shares of Titan common stock on December 12, 1997 by virtue of Titan's acquisition of Offshore Energy Development Corporation and Carrollton Resources, L.L.C. Except as described in the discussion of SELLING STOCKHOLDERS, the selling stockholders expect to sell all of their shares.

     The selling stockholders may offer their Titan common stock through public or private transactions, on or off The Nasdaq Stock Market's National Market (the "Nasdaq"), at prevailing market prices, or at privately negotiated prices. The selling stockholders can utilize broker-dealers to facilitate these transactions. To the extent required, the specific shares to be sold, the terms of the offering, including price, the names of any agent, dealer or underwriter, and any applicable commission, discount or other compensation with respect to a particular sale will be set forth in an accompanying prospectus supplement.

     Titan's common stock is listed on the Nasdaq under the symbol "TEXP." On June 4, 1999, the last reported sale price of the Titan common stock on the Nasdaq was $4.5625 per share.

     Investing in the Titan common stock involves certain risks. See "Risk Factors" beginning on page 6.

                              ____________________

     The Titan shares of common stock offered or sold under this prospectus have not been approved by the Securities and Exchange Commission or any state securities commission, nor have these organizations determined that this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

                              ____________________

     The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                 The date of this prospectus is June ___, 1999.

                                TABLE OF CONTENTS

                                                                           Page
                                                                           ----
About This Prospectus...................................................      3

Where You Can Find More Information.....................................      3

Titan...................................................................      4

Use of Proceeds.........................................................      5

Risk Factors............................................................      5

Forward Looking Statements..............................................     10

Selling Stockholders....................................................     11

Plan of Distribution....................................................     12

Legal Matters...........................................................     12

Experts.................................................................     12

Glossary of Oil and Gas Terms...........................................     13

                             ABOUT THIS PROSPECTUS

     This prospectus is part of a registration statement that we filed with the SEC. This prospectus provides you with a general description of the securities being offered. You should read this prospectus together with additional information described under the heading WHERE YOU CAN FIND MORE INFORMATION and any information contained in an accompanying prospectus supplement.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference rooms at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC's Regional Offices at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511, and at 7 World Trade Center, Suite 1300, New York, New York 10048. Our SEC filings are also available to the public over the Internet at the SEC's web site at http://www.sec.gov. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.

     The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until we sell all of the securities.

 .    Registration Statement on Form S-4 filed on November 14, 1997 (Registration
     No. 333-40215). This filing includes the Financial Statements for our 1996 acquisition of Permian Basin oil and gas properties.

 .    Annual Report on Form 10-K for the year ended December 31, 1998.


 .    Quarterly Report on Form 10-Q for the quarter ended March 31, 1999.


 .    Current Report on Form 8-K dated May 20, 1999.  This filing includes the unaudited pro forma combined financial statements of the Company which primarily reflect the effects of the disposition of certain assets.

 .    Form 8-A dated December 9, 1996 containing a description of the Common
     Stock.

     You may request a copy of these filings at no cost by writing or telephoning us at the following address:

          Titan Exploration, Inc.
          Attn: William K. White Vice President, Finance and Chief Financial Officer
          500 West Texas, Suite 200
          Midland, TX 79701
          (915) 498-8600

     You should rely only on the information incorporated by reference or provided in this prospectus or contained in an accompanying prospectus supplement. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of this document.

                                     TITAN

     Titan Exploration, Inc. is an independent energy company engaged in the exploitation, development, exploration and acquisition of oil and gas properties currently located in the Permian Basin of West Texas and southeastern New Mexico, south Texas and Gulf Coast region. Since our inception in March 1995, we have increased our reserves, production and cash flow through (a) the acquisition of producing properties that provide exploitation, development and exploration potential and (b) the development and exploration of our properties.


     Our strategy is to grow reserves, production and net income per share through:

     . acquisition of producing properties that provide significant development and exploratory drilling potential,

     .  exploitation and development of our reserve base,

     .  exploration for oil and gas reserves,

     . capitalization on advanced technology to identify, explore and exploit projects,

     .  financial flexibility, and

     .  a low overhead and operating cost structure.

     As of December 31, 1998, our estimated net proved reserves were approximately 23.0 MMBbls of oil and 332.0 Bcf of natural gas, or an aggregate of 470.0 Bcfe with a PV-10 of $242.2 million. Approximately 60% of these reserves were classified as proved developed. As of December 31, 1998, on a pro forma basis, assuming dispositions that have closed subsequent to December 31, 1998 or are subject to current purchase agreements, our estimated net proved reserves would have been approximately 20.3 MMBbls of oil and 289.0 Bcf of gas, or an aggregate of 410.8 Bcfe with a PV-10 of $203.0 million. Approximately 69% of these reserves were classified as proved developed on a pro forma basis. We acquired, explored for and developed our reserves for an average reserve replacement cost of approximately $.77 per Mcfe from our inception through December 31,1998.

     We prefer to acquire properties over which we can exercise operating control. As of December 31, 1998, we operated 825 gross productive wells (740 net productive wells) and these operated properties represented approximately 84% of proved developed PV-10 and 83% of our PV-10 attributable to proved reserves as of such date. We believe our emphasis on controlling the operation of properties enables us to better manage expenses, capital allocation and other aspects of development and exploration.

     Our proved oil and gas properties are principally located in approximately 90 fields in the Permian Basin and in central and south Texas. Approximately 75% of our PV-10 of total proved reserves is concentrated in 16 principal fields located in the Permian Basin. The Permian Basin is characterized by complex geology with numerous known producing horizons and provides significant opportunities to increase reserves, production and ultimate recoveries through development, exploratory and horizontal drilling, recompletions, secondary and tertiary recovery methods, and use of 3-D seismic and other advanced technologies.

                                USE OF PROCEEDS

     All net proceeds from the sale of the Titan shares will go to the stockholders who offer and sell their shares. Accordingly, we will not receive any proceeds from sales of the Titan shares.


                                  RISK FACTORS

     In addition to the other information contained or incorporated by reference in this prospectus, you should carefully consider the risks that we have highlighted in the next section.

We Face the Risk of Volatility of Oil and Gas Prices and the Marketability of Our Production

     Our revenues, operating results and future rate of growth are highly dependent upon the prices we receive for our oil and gas. Historically, the markets for oil and gas have been volatile and may continue to be volatile in the future. Various factors which are beyond our control will affect prices of oil and gas, such as:

    . the worldwide and domestic supplies of oil and gas, . the ability of the members of the Organization of Petroleum Exporting
       Countries ("OPEC") to agree to and maintain oil price and production controls,
    . political instability or armed conflict in oil-producing regions, . the price and level of foreign imports, . the level of consumer demand, . the price and availability of alternative fuels, . the availability of pipeline capacity, . weather conditions,
    . domestic and foreign governmental regulations and taxes and . the overall economic environment.

     We are unable to predict the long-term effects of these and other conditions on the prices of oil. Lower oil and gas prices may reduce the amount of oil and gas we produce economically, which may adversely affect our revenues and operating income and may require a reduction in the carrying value of our oil and gas properties. We make substantially all of our sales of oil and gas in the spot market or pursuant to contracts based on spot market prices and not pursuant to long-term fixed price contracts. We try to reduce price risk by entering into hedging transactions with respect to a portion of our expected future production. We cannot assure you, however, that such hedging transactions will reduce risk or mitigate the effect of any substantial or extended decline in oil or natural gas prices.

     The marketability of our production depends in part upon the availability, proximity and capacity of natural gas gathering systems, pipelines and processing facilities. Most of our natural gas is delivered through gas gathering systems and gas pipelines that we do not own. Federal and state regulation of oil and gas production and transportation, tax and energy policies, changes in supply and demand and general economic conditions all could adversely affect our ability to produce and market our oil and gas. Any dramatic change in market factors could have a material adverse effect on our business, financial condition and results of operations.

Our Business Requires Substantial Capital Expenditures

     We make, and will continue to make, substantial capital expenditures for the exploration, development, acquisition and production of our oil and gas reserves. We intend to finance these capital expenditures primarily with funds provided by operations, the incurrence of debt, the issuance of equity and the sale of non-core assets. Our direct capital expenditures for oil and gas producing activities were $52.0 million, $47.8 million and $12.6 million for the years ended December 31, 1998, 1997 and 1996, respectively, and $4.3 million for the three months ended March 31, 1999. If revenues decrease as a result of lower oil or gas prices or otherwise, we may have limited ability to expend the capital necessary to replace our reserves or to maintain production at current levels, resulting in a decrease in production over time. If our cash flow from operations and availability under our credit agreement are not sufficient to satisfy our capital expenditure requirements, we cannot assure you that we will be able to obtain additional debt or equity financing to meet these requirements.

Uncertainty of Reserve Information and Future Net Revenue Estimates

     There are numerous uncertainties inherent in estimating quantities of proved reserves and their values, including many factors beyond our control. The reserve information contained in this prospectus and our other filings with the SEC represents estimates only. Although we believe such estimates are reasonable, reserve estimates are imprecise and you should expect them to change as additional information becomes available.

     Estimates of oil and gas reserves, by necessity, are projections based on the evaluation of available geological, geophysical, economic and engineering data, and there are uncertainties inherent in the interpretation of such data as well as the projection of future rates of production and the timing of development expenditures. Reserve engineering is a subjective process of estimating underground accumulations of oil and gas that are difficult to measure. The accuracy of any reserve estimate is a function of the quality of available data, engineering and geological interpretation and judgment. Estimates of economically recoverable oil and gas reserves and of future net cash flows necessarily depend upon a number of variable factors and assumptions, such as historical production from the area compared with production from other producing areas, the assumed effects of regulations by governmental agencies and assumptions concerning future oil and gas prices, future operating costs, severance and excise taxes, development costs and workover and remedial costs, all of which may in fact vary considerably from actual results. For these reasons, estimates of the economically recoverable quantities of oil and gas attributable to any particular group of properties, classifications of such reserves based on risk of recovery and estimates of the future net cash flows expected therefrom may vary substantially from those estimated in this prospectus and our other filings with the SEC. Moreover, we cannot assure you that our reserves will ultimately be produced or that our proved undeveloped reserves, the recovery of which requires significant capital expenditures and successful drilling operations, will be developed within the periods anticipated. Any significant variance in the assumptions could materially affect the estimated quantity and value of our reserves. Actual production, revenues and expenditures with respect to our reserves will likely vary from estimates, and such variances may be material.

     Approximately 40% of our total proved reserves on December 31, 1998 were undeveloped, which are by their nature less certain. Recovery of these reserves will require significant capital expenditures and successful drilling operations. The reserve data set forth in our estimates assumes that we will expend substantial capital to develop these reserves. Although we have prepared our cost and reserve estimates attributable to our oil and gas reserves in accordance with industry standards, we cannot assure you that the estimated costs are accurate, that development will occur as scheduled or that the results will be as estimated.

     In addition, you should not construe the PV-10 referred to in this prospectus to be the current market value of the estimated oil and gas reserves attributable to our properties. In accordance with applicable requirements, we generally base the estimated discounted future net cash flows from proved reserves on prices and costs as of the date of the estimate, whereas actual future prices and costs may be materially higher or lower. The amount and timing of actual production, supply and demand for oil and gas, curtailments or increases in consumption by gas purchasers, changes in governmental regulations or taxation and other factors will also affect actual future net cash flows.
The timing of both the production and the incurrence of expenses in connection with development and production of oil and gas properties will affect the timing of actual future net cash flows from proved reserves, and thus also affect their actual present value. In addition, the 10% discount factor, which the SEC requires us to use in our calculation of the discounted future net cash flows for reporting purposes, is not necessarily the most appropriate discount factor based on interest rates in effect from time to time and risks associated with us or the oil and gas industry in general.

Reserve Replacement Risk

     Our future success depends upon our ability to find, develop or acquire additional oil and gas reserves that are economically recoverable. Our proved reserves will generally decline as a result of continued production, except to the extent that we conduct successful exploration or development activities or acquire properties containing proved reserves, or both. In order to increase reserves and production, we must continue our development and exploration drilling and recompletion programs or undertake other replacement activities.

     Exploratory drilling and, to a lesser extent, development drilling involve a high degree of risk that we will not obtain commercial production or that our production will be insufficient to recover drilling and completion costs. We cannot state the costs of drilling, completing and operating wells with certainty. Numerous factors, including title problems, weather conditions, compliance with governmental requirements and shortages or delays in the delivery of equipment may curtail, delay or cancel our drilling operations. Furthermore, there is no guarantee that we will recognize a profit on the investment or that we will recover our drilling, completion and operations cost upon the completion of a well.

     There are certain risks associated with secondary recovery operations, especially the use of waterflooding techniques. Part of our inventory of development prospects consists of waterflood projects. Waterflooding involves significant capital expenditures and uncertainty as to the total amount of secondary reserves that we can recover. In waterflood operations, there is generally a delay between the initiation of water injection into a formation containing hydrocarbons and any resulting increase in production. The operating cost per unit of production of waterflood projects is generally higher during the initial phases of such projects due to the purchase of injection water and related costs, as well as during the later stages of the life of the project as production declines. The degree of success, if any, of any secondary recovery program depends on a large number of factors, including the porosity of the formation, the technique used and the location of injector wells.

     Our current strategy includes increasing our reserve base through acquisitions of producing properties, continued exploitation of our existing properties and exploration of new and existing properties. We cannot assure you, however, that our planned development and exploration projects and acquisition activities will result in significant additional reserves or that we will have continuing success drilling productive wells at low finding and development costs. Furthermore, while our revenues may increase if prevailing oil and gas prices increase significantly, our finding costs for additional reserves could also increase.

Acquisition Risks

     We expect to continue to evaluate and pursue acquisition opportunities available on terms that our management considers favorable to us. The successful acquisition of producing properties involves an assessment of recoverable reserves, future oil and gas prices, operating costs, potential environmental and other liabilities and other factors beyond our control. This assessment is necessarily inexact and its accuracy is inherently uncertain. In connection with such an assessment of the subject properties, we perform a review that we believe is generally consistent with industry practices. This review, however, will not reveal all existing or potential problems, nor will it permit a buyer to become sufficiently familiar with the properties to assess fully their deficiencies and capabilities. Inspections may not be performed on every well, and structural and environmental problems are not necessarily observable even upon inspection. We generally assume preclosing liabilities, including environmental liabilities, and generally acquire interests in the properties on an "as is" basis. With respect to our acquisitions to date, we have no material commitments for capital expenditures to comply with existing environmental requirements. In addition, volatile oil and gas prices make it difficult to estimate the value of producing properties for acquisition and often cause disruption in the market for oil and gas producing properties, as buyers and sellers have difficulty agreeing on such value. Price volatility also makes it difficult to budget for and project the return on acquisitions and development and exploration projects. We cannot assure you that our acquisitions will be successful. Any unsuccessful acquisition could have a material adverse effect on us.

We Have a Limited Operating History and Have Grown Rapidly

     We began operations in March 1995, and our brief operating history includes four years of net losses and rapid growth. As a result, our historical results are not readily comparable to and may not be indicative of future results. We cannot assure you that we will continue to experience growth in, or maintain our current level of, revenues, oil and gas reserves or production. Future tax amounts, if any, will depend on several factors, including, but not limited to, our results of operations.

     Our rapid growth has placed significant demands on our administrative, operational and financial resources. Any future growth of our oil and gas reserves, production and operations would place significant further demands on our financial, operational and administrative resources. Our future performance and profitability will depend in part on our ability to successfully integrate the administrative and financial functions of acquired properties and companies into our operations, to hire additional personnel and to implement necessary enhancements to our management systems to respond to changes in our business.
We cannot assure you that we will be successful in these efforts. Our inability to integrate acquired properties and companies, to hire additional personnel or to enhance our management systems could have a material adverse effect on our results of operations.

Our Use of Leverage Limits Operational Flexibility

     We have certain debt obligations that may affect our operations, including:

     . our need to dedicate a substantial portion of our cash flow from operations to the payment of interest on our indebtedness which prevents these funds from being available for other purposes;

     . the covenants contained in our credit facility limit our ability to borrow additional funds or to dispose of assets and may affect our flexibility in planning for, and reacting to, changes in business conditions; and

     . our potential inability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes.

Moreover, future acquisition or development activities may require us to alter our capitalization significantly. These changes in capitalization may significantly alter our leverage structure. Our ability to meet our debt service obligations and to reduce our total indebtedness will depend on our future performance, which will be subject to general economic conditions and to financial, business and other factors affecting our operations, many of which are beyond our control. We cannot assure you that economic conditions and financial, business and other factors will not adversely affect our future performance.

Drilling and Operating Risks; Uninsured Risks

     Drilling activities are subject to many risks, including well blow outs, cratering, uncontrollable flows of oil, natural gas or well fluids, fires, formations with abnormal pressures, pollution, releases of toxic gases and other environmental hazards and risks, any of which could result in substantial losses to us. In addition, we incur the risk that we will not encounter any commercially productive reservoirs through our drilling operations. We cannot assure you that the new wells we drill will be productive or that we will recover all or any portion of our investment in wells drilled. Drilling for oil and gas may involve unprofitable efforts, not only from dry wells, but from wells that are productive but do not produce net reserves to return a profit after drilling, operating and other costs. The cost of drilling, completing and operating wells is often uncertain. Numerous factors, many of which are beyond our control, including economic conditions, mechanical problems, title problems, weather conditions, compliance with governmental requirements and shortages and delays in the delivery of equipment and services may curtail, delay or cancel our drilling operations. In accordance with industry practices, we maintain insurance against some, but not all, of these risks. We cannot assure you that any of our insurance will be adequate to cover losses or liabilities.

Our Hedging Activities May Not Adequately Offset Risks We Face

     Our use of energy swap arrangements and financial futures to reduce our sensitivity to oil and gas price volatility is subject to a number of risks. If we do not produce reserves at the rates we estimated due to inaccuracies in the reserve estimation process, operational difficulties or regulatory limitations, we would be required to satisfy obligations we may have under fixed price sales and hedging contracts on potentially unfavorable terms without the ability to hedge that risk through sales of comparable quantities of our own production. Further, the terms under which we enter into fixed price sales and hedging contracts are based on assumptions and estimates of numerous factors such as cost of production and pipeline and other transportation costs to delivery points. Substantial variations between the assumptions and estimates we used and actual results we experience could materially adversely affect our anticipated profit margins and our ability to manage the risk associated with fluctuations in oil and gas prices. Additionally, fixed price sales and hedging contracts limit the benefits we will realize if actual prices rise above the contract prices. In addition, fixed price sales and hedging contracts are subject to the risk that the counter-party may prove unable or unwilling to perform its obligations under such contracts. Any significant nonperformance could have a material adverse financial effect on us. As of March 31, 1999, 7,593,000 and 1,365,000 MMbtu of our 1999 and 2000 production, respectively, were subject to hedging contracts.

We Are Subject to Extensive Government Regulations

     Our business is subject to federal, state and local laws and regulations relating to the exploration for, and the development, production and transportation of, oil and gas, as well as safety matters that change from time to time in response to economic or political conditions. Although we believe we are in substantial compliance with all applicable laws and regulations, the requirements imposed by such laws and regulations change frequently, and these laws and regulations are subject to interpretation. Consequently, we are unable to predict the ultimate cost of compliance with these requirements or their effect on our operations. We may have to expend a significant amount of resources to comply with government laws and regulations, and these expenditures may have a material adverse effect on our business, financial condition and results of operations.

Compliance with Environmental Regulations

     Our operations are subject to complex and constantly changing environmental laws and regulations adopted by federal, state and local governmental authorities. The implementation of new, or the modification of existing, laws or regulations could have a material adverse effect on our business, financial condition and results of operations. The discharge of oil, gas or other pollutants into the air, soil or water may give rise to significant liability on our part to the government and third parties and may require us to incur substantial costs of remediation. Moreover, we have agreed to indemnify sellers of producing properties purchased in each of our substantial acquisitions against environmental claims associated with these properties. We cannot assure you that existing environmental laws or regulations, as currently interpreted or reinterpreted in the future, or future laws or regulations will not materially adversely affect the results of our operations or our financial condition or that material indemnity claims will not arise against us with respect to properties we acquired.

Competition in Our Industry is Intense

     We operate in the highly competitive areas of oil and gas exploration, development, acquisition and production with other companies, many of which have substantially larger financial resources, staffs and facilities. In seeking to acquire desirable producing properties or new leases for future exploration and in marketing our oil and gas production, we face intense competition from both major and independent oil and gas companies. Many of these competitors have financial and other resources substantially in excess of those available to us. This highly competitive environment could have a material adverse effect on us.

We Depend on Certain Key Personnel

     Our success has been and will continue to be highly dependent on Jack Hightower, our Chairman of the Board and Chief Executive Officer, and a limited number of other senior management personnel. Loss of the services of Mr. Hightower or any of those other individuals could have a material adverse effect on our operations. We maintain a $3.0 million key man life insurance policy on the life of Mr. Hightower, but no other senior management personnel. In addition, we have 76 employees at June 1, 1999. We cannot assure you that we will be successful in retaining key personnel. Our failure to hire additional personnel, if necessary, or retain our key personnel could have a material adverse effect on our business, financial condition and results of operations.


We Are Currently Controlled by Certain Existing Stockholders

     Our directors, executive officers and principal stockholders, and certain of our affiliates, beneficially own approximately 64.6% of our outstanding common stock on a fully-diluted basis (36.9% assuming the sale of the Titan shares relating to this prospectus). Accordingly, these stockholders, as a group, are currently able to control the outcome of stockholder votes, including votes concerning the election of directors, the adoption or amendment of provisions in our Amended Certificate of Incorporation or Bylaws and the approval of mergers and other significant corporate transactions. Following the sale of the Titan shares relating to this prospectus, such stockholders will still retain significant influence on such matters. The existence of these levels of ownership concentrated in a few persons makes it unlikely that any other holder of common stock will be able to affect our management or direction. These factors may also have the effect of delaying or preventing a change in our management or voting control.

Anti-Takeover Provisions

     Delaware law includes a number of provisions that may have the effect of delaying or deterring a change in the control of our management and encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our Board of Directors rather than pursue non-negotiated takeover attempts. These provisions may make it more difficult for our stockholders to benefit from certain transactions which are opposed by the incumbent Board of Directors.

Year 2000 Compliance

     Many computer software systems, as well as certain hardware and equipment using date-sensitive data, were structured to use a two-digit date field meaning that they may not be able to properly recognize dates in the year 2000. We are addressing this issue through a process that entails evaluation of our critical software and, to the extent possible, our hardware and equipment to identify and assess Year 2000 issues and to remediate, replace or establish alternative procedures addressing non-Year 2000 compliant systems, hardware and equipment.


     We have substantially completed an inventory of our systems and equipment, including computer systems and business applications. Based upon this review, we currently believe that all of our critical software and computer hardware systems are either Year 2000 compliant or will be within the next three months. We are continuing to inventory our equipment and facilities to determine if they contain embedded date-sensitive technology. If problems are discovered, remediation, replacement or alternative procedures for non-compliant equipment and facilities will be undertaken on a business priority basis. This process will continue and, depending upon the equipment and facilities, is scheduled for completion during the first three quarters of 1999.

     As of March 31, 1999, we have not incurred any material amount of expense related to our Year 2000 compliance efforts. These costs are currently being expensed as they are incurred. However, in certain instances, we may determine that replacing existing equipment may be more efficient, particularly where additional functionality is available. These replacements may be capitalized and therefore would reduce the estimated 1999 expenses associated with the Year 2000 issue. We currently expect total out-of-pocket costs to become Year 2000 compliant to be less than $100,000. We currently expect that such costs will not have a material adverse effect on our financial condition, operations or liquidity.

     The foregoing timetable and assessment of costs to become Year 2000 compliant reflect our management's current best estimates. These estimates are based on many assumptions, including assumptions about the cost, availability and ability of resources to locate, remediate and modify affected systems, equipment and facilities. Based upon our activities to date, we do not currently believe that these factors will cause results to differ significantly from those estimated. However, we cannot reasonably estimate the potential impact on its financial condition and operations if key third parties including, among others, suppliers, contractors, joint venture partners, financial institutions, customers and governments do not become Year 2000 compliant on a timely basis. We are contacting many of these third parties to determine whether they will be able to resolve in a timely fashion their Year 2000 issues as they may affect our business.

     In the event that we are unable to complete the remediation or replacement of our critical systems, facilities and equipment, establish alternative procedures in a timely manner, or if those with whom we conduct business are unsuccessful in implementing timely solutions, Year 2000 issues could have a material adverse effect on our liquidity and results of operations. At this time, the potential effect in the event we and/or third parties are unable to timely resolve Year 2000 problems is not determinable; however, we currently believe that we will be able to resolve our own Year 2000 issues in a timely manner.

                           FORWARD-LOOKING STATEMENTS

     Certain statements contained in or incorporated by reference into this prospectus, including, but not limited to, those regarding our financial position, business strategy and other plans and objectives for future operations and any other statements which are not historical facts constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Although we believe that the expectations reflected in these forward-looking statements are reasonable, we cannot assure you that the actual results or developments we anticipate will be realized or, even if substantially realized, that they will have the expected effects on our business or operations. Among the factors that could cause actual results to differ materially from our expectations are inherent uncertainties in interpreting engineering and reserve data, operating hazards, delays or cancellations of drilling operations for a variety of reasons, competition, fluctuations and volatility in oil and gas prices, our ability to successfully integrate the business and operations of acquired companies, compliance with government and environmental regulations, increases in our cost of borrowing or inability or unavailability of capital resources to fund capital expenditures, dependence on key personnel, changes in general economic conditions and/or in the markets in which we compete or may, from time to time, compete and other factors including but not limited to those set forth in "Risk Factors" or in "Titan." These factors expressly qualify all subsequent oral and written forward-looking statements attributable to us or persons acting on our behalf. We assume no obligation to update any of these statements.

                              SELLING STOCKHOLDERS

     The following table sets forth the names of the selling stockholders, the aggregate number of shares owned by each selling stockholder prior to this offering, the percentage of our outstanding common stock owned by each such selling stockholder prior to this offering, the aggregate number of shares to be offered by each selling stockholder, the aggregate number of shares to be owned by each selling stockholder after the sale of all shares in this offering and the percentage of our outstanding common stock that will be owned by each such selling stockholder thereafter, in each case assuming the offering and sale of all shares covered by this prospectus.


                                       Shares Beneficially Owned                      Shares Beneficially Owned
                                           Prior to Offering                              After Offering
                                       --------------------------                     -------------------------
                                        Number of                  Number of Shares    Number of
        Selling Stockholders              Shares     Percent (1)   Being Offered (2)    Shares     Percent (1)
-------------------------------------  ------------  ------------  -----------------  ---------  --------------
Natural Gas Partners, L.P. (3)(6)         6,159,366        16.24%         6,159,366          --             --
777 Main Street, Suite 2250
Fort Worth, Texas  76102

Natural Gas Partners II, L.P.(4)          5,000,777        13.18%         5,000,777          --             --
777 Main Street, Suite 2250
Fort Worth, Texas 76102

NGP Louisiana Partners, L.P. (5)(6)         357,486            *            357,486          --             --
777 Main Street, Suite 2250
Fort Worth, Texas  76102
                                       ------------  ------------  -----------------  ---------  --------------
   Total.............................    11,517,629        30.36%        11,517,629          --             --
                                       ============  ============  =================  =========  ==============

____________________
*Represents beneficial ownership of less than 1% of the outstanding shares of Common Stock.

(1) Based on 37,934,675 shares of Common Stock issued and outstanding as of May 28, 1999.

(2) An indeterminate number of the shares being offered by each selling stockholder is allocable to the interests of the general partners of Natural Gas Partners, L.P. and Natural Gas Partners II, L.P.
(3) 1,391,959 of the shares being offered were acquired from us pursuant to the Amended and Restated Merger Agreement among Titan, Offshore Energy Development Corporation and our wholly-owned subsidiaries. We are registering such shares pursuant to certain registration requirements contained in a registration rights agreement entered into pursuant to such merger agreements to permit secondary trading of the acquired shares. See "Plan of Distribution." 4,767,407 of the shares being offered were acquired from us in a private placement that was completed in April 1995.
(4) These shares were acquired from us in a private placement that was completed in April 1995.
(5) The shares being offered were acquired from us pursuant to the Carrollton Merger Agreement. We are registering the shares received pursuant to the Carrollton Merger Agreement pursuant to certain registration requirements contained in a registration rights agreement entered into pursuant to such merger agreements to permit secondary trading of the acquired shares. See "Plan of Distribution."
(6) Natural Gas Partners, L.P. ("NGP") is the sole limited partner of NGP-Louisiana Partners, L.P. ("NGP-Louisiana") and owns a 95.07% economic interest in NGP-Louisiana. A corporation serves as the general partner and owns the remaining 4.93% of NGP-Louisiana.

     Each of the selling stockholders is offering to sell its shares in Titan in accordance with its obligations to its limited partners under the limited partnership agreement governing such selling stockholder. A portion of the Titan shares owned by Natural Gas Partners, L.P. and Natural Gas Partners II, L.P., as listed in the above table, is allocable to the interest of the general partner of each of these partnerships. The number of shares attributable to the interests, which could range from under 5% to 20% of the shares, subject to this prospectus, cannot be specifically calculated until final disposition of the Titan shares. The general partners will sell the shares allocable to them pursuant to the prospectus only pursuant to an overallotment option in an underwritten offering; otherwise such shares will be distributed to the general partners on or after the proceeds of the sale of the shares sold pursuant hereto are distributed to the limited partners of the selling stockholders.

                             PLAN OF DISTRIBUTION

     The Titan common stock may be sold from time to time by the selling stockholders, subject to certain restrictions. All sales may be made by the selling stockholders on the Nasdaq National Market, in privately negotiated transactions or otherwise. The selling stockholders may sell their shares at market prices prevailing at the time of sale, at prices related to such prevailing market prices at negotiated prices or at fixed prices. The common stock may be sold by one or more of the following methods:

     . A block trade in which the broker or dealer so engaged will attempt to sell the common stock as agent, but may position and resell a portion of a block as principal to facilitate the transaction;

     .    An underwritten public offering;

     . Sales to a broker or dealer as principal, and resale by such broker or dealer, for its account pursuant to this prospectus;

     . Ordinary brokerage transactions and transactions in which the broker solicits purchasers; or

     .    Privately negotiated transactions.

     The selling stockholders may effect such transactions by selling the common stock through or to brokers or dealers, and such brokers or dealers may receive compensation in the form of discounts or commissions from the selling stockholders, and may receive commissions from the purchasers of the common stock for whom they may act as agent. At the time a particular offer of shares is made, to the extent required, a prospectus supplement will be distributed that will set forth the specific shares to be sold and the terms of the offering, including the name or names of any underwriters or dealer-agents, any discounts, commissions and other items constituting compensation from the selling stockholders and any discounts, commissions or concessions allowed or reallowed or paid to dealers.

     Any of the shares covered by this prospectus which qualifies for sale pursuant to Rule 144 or Rule 145 under the Securities Act of 1933 may be sold under that rule rather than pursuant to this prospectus.

     We cannot assure you that the selling stockholders will sell any or all of the common stock offered by them hereunder.

     We will pay all fees and expenses incident to the preparation and filing of the Registration Statement and this prospectus, including legal and accounting fees and expenses and any printing expenses other than any underwriting discounts, any selling commissions payable in respect of sales of the common stock, all of which will be paid by the selling stockholders. We will receive no part of the proceeds from sales of the common stock. We intend to keep the Registration Statement effective until the earlier of such time as the amount of common stock held by the selling stockholders represents less than 10% of the initial number amount of common stock and December 31, 1999.

     The selling stockholders and any broker-dealer acting in connection with the sale of the common stock offered hereby may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, in which event any discounts, concessions or commissions received by them, which are not expected to exceed those customary in the types of transactions involved, or any profit on resales of the common stock by them, may be deemed to be underwriting commissions or discounts under the Securities Act of 1933.

                                 LEGAL MATTERS

     The legality of the common stock offered hereby will be passed upon for us by Thompson & Knight, P.C., Dallas, Texas.

                                    EXPERTS

     The consolidated financial statements of Titan Exploration, Inc. as of December 31, 1998 and 1997 and for each of the years in the three-year period ended December 31, 1998 and the statements of revenues and direct operating expenses for the 1996 Acquisition for the years ended December 31, 1995, 1994, and 1993, have been incorporated herein by reference in reliance upon the report of KPMG LLP, independent certified public accountants, and upon the authority of said firm as experts in accounting and auditing.

     Certain estimates of oil and gas reserves included and incorporated by reference herein were based upon engineering evaluations prepared by Williamson Petroleum Consultants, Inc., independent engineers. Of the Company's total PV-10, Williamson evaluated certain properties representing 100%, 90% and 77% of PV-10 for the years ended December 31, 1996, 1997 and 1998, respectively. Such estimates are included or incorporated herein in reliance on the authority of such firm as experts in such matters.

                         GLOSSARY OF OIL AND GAS TERMS

     The following are abbreviations and definitions of terms commonly used in the oil and gas industry and in this prospectus. Unless otherwise indicated in this prospectus, natural gas volumes are stated at the legal pressure base of the state or area in which the reserves are located and at 60 degrees Fahrenheit and in most instances are rounded to the nearest major multiple. BOEs are determined using the ratio of six Mcf of natural gas to one Bbl of oil.

     "Bbl" means a barrel of 42 U.S. gallons of oil.

     "Bcfe" means billion cubic feet equivalent, determined using the ratio of six Mcf of natural gas to one Bbl of crude oil, condensate or natural gas liquids.

     "BOE" means barrels of oil equivalent.

     "Btu" means the measure of the amount of heat required to raise the temperature of one pound of water one degree Fahrenheit.

     "Completion" means the installation of permanent equipment for the production of oil or gas.

     "Gross," when used with respect to acres or wells, refers to the total acres or wells in which the Company has a working interest.

     "MBbls" means thousands of barrels of oil.

     "Mcf" means thousand cubic feet of natural gas.

     "Mcfe" means 1,000 cubic feet equivalent, determined using the ratio of six Mcf of natural gas to one Bbl of crude oil, condensate or natural gas liquids.

     "MMbtu" means one million Btu's.

     "MMcf" means million cubic feet of natural gas.

     "MMcfe" means million cubic feet equivalent, determined using the ratio of six Mcf of natural gas to one Bbl of crude oil, condensate or natural gas liquids.

     "Net," when used with respect to acres or wells, refers to gross acres of wells multiplied, in each case, by the percentage working interest owned by the Company.

     "Oil" means crude oil or condensate.

     "Present Value of Future Revenues" or "PV-10" means the pretax present value of estimated future revenues to be generated from the production of proved reserves calculated in accordance with SEC guidelines, net of estimated production and future development costs, using prices and costs as of the date of estimation without future escalation, without giving effect to non-property related expenses such as general and administrative expenses, debt service and depreciation, depletion and amortization, and discounted using an annual discount rate of 10%.

     "Proved developed reserves" means reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Additional oil and gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery will be included as "proved developed reserves" only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.

     "Proved reserves" means the estimated quantities of crude oil, natural gas, and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions.

        i. Reservoirs are considered proved if economic producibility is supported by either actual production or conclusive formation test. The area of a reservoir considered proved includes (A) that portion delineated by drilling and defined by gas-oil and/or oil-water contacts, if any; and
     (B) the immediately adjoining portions not yet drilled, but which can be reasonably judged as economically productive on the basis of available geological and engineering data. In the absence of information on fluid contacts, the lowest known structural occurrence of hydrocarbons controls the lower proved limit of the reservoir.

        ii. Reserves which can be produced economically through application of improved recovery techniques (such as fluid injection) are included in the "proved" classification when successful testing by a pilot project, or the operation of an installed program in the reservoir, provides support for the engineering analysis on which the project or program was based.

        iii. Estimates of proved reserves do not include the following: (A) oil that may become available from known reservoirs but is classified separately as "indicated additional reserves"; (B) crude oil, natural gas, and natural gas liquids, the recovery of which is subject to reasonable doubt because of uncertainty as to geology, reservoir characteristics, or economic factors; (C) crude oil, natural gas, and natural gas liquids that may occur in undrilled prospects; and (D) crude oil, natural gas, and natural gas liquids that may be recovered from oil shales, coal, gilsonite and other such sources.

     "Proved undeveloped reserves" means reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. Reserves on undrilled acreage shall be limited to those drilling units offsetting productive units that are reasonably certain of production when drilled. Proved reserves for other undrilled units can be claimed only where it can be demonstrated with certainty that there is continuity of production from the existing productive formation. Under no circumstances should estimates for proved undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual tests in the area and in the same reservoir.

     "Recompletion" means the completion for production of an existing well bore in another formation from that in which the well has been previously completed.

     "Reserves" means proved reserves.

     "Royalty" means an interest in an oil and gas lease that gives the owner of the interest the right to receive a portion of the production from the leased acreage (or of the proceeds of the sale thereof), but generally does not require the owner to pay any portion of the costs of drilling or operating the wells on the leased acreage. Royalties may be either landowner's royalties, which are reserved by the owner of the leased acreage at the time the lease is granted, or overriding royalties, which are usually reserved by an owner of the leasehold in connection with a transfer to a subsequent owner.

     "Working interest" means an interest in an oil and gas lease that gives the owner of the interest the right to drill for and produce oil and gas on the leased acreage and requires the owner to pay a share of the costs of drilling and production operations. The share of production to which a working interest owner is entitled will always be smaller than the share of costs that the working interest owner is required to bear, with the balance of the production accruing to the owners of royalties. For example, the owner of a 100% working interest in a lease burdened only by a landowner's royalty of 12.5% would be required to pay 100% of the costs of a well but would be entitled to retain 87.5% of the production.

     "Workover" means operations on a producing well to restore or increase production.

================================================================================
     You should rely only on the information contained in this document or that to which we have referred you. We have not authorized anyone to provide you with information that is different. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front cover.



                                    [LOGO]

                            TITAN EXPLORATION, INC.





                                 Common Stock



                                ______________



                                  Prospectus



                                _______________



                                June    , 1999




================================================================================

                                    PART II
                                    =======

                    INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

     Except for the SEC registration fee, all expenses are estimated. All such expenses will be paid by the Registrant.

     SEC registration fee*..................................     $17,614.69
     Accounting fees and expenses...........................       8,000.00
     Legal fees and expenses................................       7,500.00
     Miscellaneous..........................................       7,385.31
                                                                 ----------
          Total.............................................     $40,500.00
                                                                 ==========

_______________
* Includes $3,612.61 previously paid in connection with the filing of the Registrant's Registration Statement on Form S-3 (SEC File No. 333-62113).

Item 15. Indemnification of Directors and Officers.

     Section 102(b)(7) of the Delaware General Corporation Law ("DGCL") enables a corporation to include in its certificate of incorporation a provision eliminating or limiting the personal liability of members of its board of directors to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. Such a provision may not eliminate or limit the liability of a director (1) for any breach of a director's duty of loyalty to the corporation or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of a law, (3) for paying an unlawful dividend or approving an illegal stock repurchase (as provided in Section 174 of the DGCL), or (4) for any transaction from which the director derived an improper personal benefit. The Registrant's certificate of incorporation contains such a provision.

     Under Section 145 of the DGCL, a corporation has the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of any corporation, partnership, joint venture, trust or other enterprise, against any and all expenses (including attorneys' fees), judgments, fines and amounts paid in settlement and reasonably incurred in connection with such action, suit or proceeding. The power to indemnify applies only if the person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe the person's conduct was unlawful.

     In the case of an action by or in the right of the corporation, no indemnification may be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the court of chancery or the court in which such action or suit was brought shall determine that despite the adjudication of liability such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper. Section 145 of the DGCL further provides that to the extent a director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to above or in the defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorney's fees) actually and reasonably incurred by him in connection therewith.

     A corporation also has the power to purchase and maintain insurance on behalf of any person covering any liability incurred by such person in his capacity as a director, officer, employee or agent of the corporation, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability.



     The Certificate of Incorporation and Bylaws provide that the Registrant will indemnify its officers and directors and former officers and directors against any expenses, judgments or settlement payments sustained or paid by such persons as a result of having acted as an officer or director of the Registrant, or, at the request of the Registrant, as an officer, director, agent or employee of another business entity to the fullest extent permitted by law. The Certificate of Incorporation and Bylaws further provide that the Registrant may, by action of its Board of Directors, provide indemnification to employees and agents of the Registrant, individually or as a group, with the same scope and effect as the indemnification of directors and officers.

Item 16. Exhibits.

     The information required by this Item 16 is set forth in the Index to Exhibits accompanying this Registration Statement.


Item 17. Undertakings.

     (a)  Rule 415 Offering.

     The undersigned Registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

               (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

               (ii) to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

               (iii) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

     provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b)  Filings incorporating subsequent Exchange Act documents by reference.

     The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's Annual Report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (h)  Request for acceleration of effective date.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 15 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Midland, State of Texas, on June 1, 1999.

                                      TITAN EXPLORATION, INC.
                                      (Registrant)

                                      By:  /s/ Jack D. Hightower
                                           --------------------------
                                           Jack D. Hightower
                                           Chairman of the Board,
                                           President and Chief Executive Officer


                               POWER OF ATTORNEY

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on the date indicated.

       Signature                             Title                          Date
------------------------  --------------------------------------------  ------------

/s/ Jack D. Hightower     President, Chief Executive Officer and        June 1, 1999
------------------------  Chairman of the Board (principal executive
Jack D. Hightower         officer)


 *                        Executive Vice President and Director         June 1, 1999
------------------------
George G. Staley

 *                        Vice President, Finance and Chief Financial   June 1, 1999
------------------------  Officer (principal financial and accounting
William K. White          officer)


 *                        Director                                      June 1, 1999
------------------------
David R. Albin

 *                        Director                                      June 1, 1999
------------------------
Kenneth A. Hersh

 *                        Director                                      June 1, 1999
------------------------
William J. Vaughn, Jr.

*By: /s/ Jack D. Hightower                                              June 1, 1999
     ---------------------
Jack D. Hightower
Attorney-in-fact

                               INDEX TO EXHIBITS


Exhibit
Number                       Description of Exhibit
------                       ----------------------

  4.1 Certificate of Incorporation (filed as Exhibit 3.1 to our Registration Statement on Form S-1 (SEC No. 333-14029) and incorporated herein by reference).

  4.2 Bylaws (filed as Exhibit 3.2 to our Registration Statement on Form S-1 (SEC No. 333-14029) and incorporated herein by reference).

  5.1*      Opinion of Thompson & Knight, P.C.

 10.1 Amended and Restated Registration Rights Agreement, dated September 30, 1996, by and among Titan Exploration, Inc., Jack Hightower, Natural Gas Partners, L.P., Natural Gas Partners II, L.P., Joint Energy Development Investments Limited Partnership, First Union Corporation and Selma International Investment Limited (filed as
            Exhibit 10.3 to our Registration Statement on Form S-1 (SEC No. 333-14029) and incorporated herein by reference) .

 10.2 Letter Agreement, dated November 6, 1997, among Titan Exploration, Inc. and certain stockholders of Titan Exploration, Inc. (filed as Exhibit 10.29 to our Registration Statement on Form S-4 (SEC No. 333-40215) and incorporated herein by reference).

 23.1* Consent of counsel (included in the opinion of Thompson & Knight, P.C. filed herewith as Exhibit 5.1).


 23.2       Consent of independent auditors.

 23.3       Consent of independent engineers and geologists.

 24* Power of Attorney (a power of attorney pursuant to which amendments to this Registration Statement may be filed is included on the signature page hereof).



____________________
    * Previously filed.